January 14, 2013

VIA EDGAR

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	PSS World Medical, Inc.

Amendment No. 1 to Form PREM 14A

Filed December 26, 2012

File No. 000-23832

This letter sets forth the responses of PSS World Medical, Inc. (“PSS” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) letter dated January 11, 2013, with regard to the above-referenced filing.

In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Background of the Merger, page 21

Comment

1.	We note your response to comments 5 and 13 of our letter dated December 14, 2012. In particular, we note that you “believe delivery of the payoff letter is not a requirement for consummation of the merger.” We also note, however, that Section 6.2 appears to condition McKesson’s obligation to effect the merger on PSS having performed all obligations required to be performed by it under the agreement. And PSS’s obligations appear to include the payoff letter referenced in Section 5.14. It is unclear if you believe McKesson would be obligated to complete the merger if PSS World Medical does not comply with Section 5.14, if you believe McKesson would not be obligated but would waive its ability to not complete the merger, or otherwise. Please revise the Background to address the extent to which the payoff letter was negotiated among material terms of the agreement.

Division of Corporation Finance

January 14, 2013

Response

We note that the payoff letter is a purely ministerial document to be delivered by the administrative agent, setting forth the amount due under the Company Credit Agreement on the Closing Date. Further, the payoff letter was not a negotiated term of the merger agreement or considered by the PSS Board of Directors in evaluating the merger; as a result, we do not believe it would be appropriate to include reference to the payoff letter in the discussion of the negotiation of the merger agreement. We also respectfully note that consummation of the merger requires that the Company has performed in all material respects all obligations required to be performed by it under the merger agreement.

Other

Comment

2.	Please provide a copy of the complaint referenced on page 7.

Response

A copy of the complaint referenced on page 7 is being provided to the Staff under separate cover.

If you have any questions or further comments, please do not hesitate to call me at (904) 332-3000. Thank you in advance for assistance in this matter,

Sincerely,

Joshua H. DeRienzis

cc: Sarah Ernst, Esq., Alston & Bird LLP